Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile Announces New Order from Leading Canadian Gaming and Entertainment Company

Vancouver, BC – February 13, 2025 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, today announced a new order for SD7 handsets and related accessories for a new customer, a leading gaming and entertainment company located in Canada.

This order marks one of Siyata’s first entries into the gaming and casino industry, a sector with significant growth potential for the Company. The customer operates dozens of gaming, entertainment, and hospitality venues across Canada and will deploy the SD7 handsets for Push-to-Talk (PTT) communications among its security and maintenance teams.

Marc Seelenfreund, CEO of Siyata Mobile, commented: “This new order is an exciting milestone for Siyata as we expand further into the gaming and casino market. There is a growing industry trend toward modern, cellular-based communication solutions. Casinos require reliable, cost-effective, and easy-to-use communication tools with exceptional audio clarity, and our SD7 handsets and accessories are an ideal fit for those demands. This casino is replacing traditional Land Mobile Radio (LMR) two-way radios with advanced PoC technology for its security and maintenance personnel. The SD7’s robust capabilities, including instant push-to-talk functionality and superior coverage, make it an attractive choice for businesses prioritizing security and operational efficiency.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA", and its warrants trade under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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